Exhibit 99.(h)(iii)

EXPENSE REIMBURSEMENT AGREEMENT

This Expense Reimbursement Agreement (this “Agreement”) is made and entered into this 1st day of July 2006 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc. (the “Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.               Lord Abbett agrees to bear directly and/or reimburse the Fund for expenses if and to the extent that Total Operating Expenses exceed or would otherwise exceed an annualized rate of (a) seventy basis points (0.70%) for Class A shares of the Fund, (b) one hundred forty-five basis points (1.45%) for Class B shares of the Fund, (c) seventy basis points (0.70%) for Class C shares of the Fund, and (d) seventy basis points (0.70%) for Class Y shares of the Fund of the average daily net assets in the Fund for the time period set forth in paragraph 2 below.

2.               Lord Abbett’s commitment described in paragraph 1 will be effective from July 1, 2006 through October 31, 2007.

IN WITNESS WHEREOF, Lord Abbett and the Fund have caused this Agreement to be executed by a duly authorized member and officer, respectively, on the day and year first above written.

LORD ABBETT U.S. GOVERNMENT & GOVERNMENT SPONSORED ENTERPRISES MONEY MARKET FUND, INC.

By:	/s/ Christina T. Simmons
Christina T. Simmons
Vice President and Assistant Secretary

LORD, ABBETT & CO. LLC

By:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel